Delisting Determination,The Nasdaq Stock Market, LLC,
August 17, 2010, Cowlitz Bancorporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Cowlitz Bancorporation
(the Company), effective at the opening of the trading session on August 27, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(4). The Company sought a review of this determination by the Hearing Panel. Based on its review of information provided by the Company, the Panel,on June 29, 2010, notified the Company that trading in the Companys securities would be suspended on July 1, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on August 13, 2010.